SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, DC 20549

SCHEDULE 13E-3
(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934

(Amendment No.   1  )

LEVCOR INTERNATIONAL, INC.

(Name of Issuer)

Levcor International, Inc.
Robert A. Levinson
(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

52729D102

(CUSIP Number of Class of Securities)

Levcor International, Inc. 110 West 40th Street New York, New York 10018 Attention: Robert A. Levinson (212) 354-8500

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

With a copy to:

Joel Yunis
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York 10022
(212) 940-8666

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
$535,417	$131.51

* Calculated solely for purposes of determining the filing fee. The transaction valuation assumes the payment for 3,346,355 shares of common stock of the subject company at $.16 per share in cash.

☒ Check the box if any part of the fee is offset as provided Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$131.51	Filing Party:	Levcor International, Inc.

Form or Registration No.:	Schedule 13E-3	Date Filed:	June 25, 2008

INTRODUCTORY STATEMENT

          This Amendment No. 1 to Schedule 13E-3 is being filed in connection with the proposed reverse split of the common stock of Levcor International, Inc. (the “Company”) on the basis of one share for each 300,000 shares outstanding. As a result of the reverse stock split, 5,331,881 shares of the Company’s common stock currently issued and outstanding will be reduced to approximately 6 shares (subject to rounding and prior to fractional share repurchases) issued and outstanding. Following the reverse stock split, the Company will have fewer than 300 stockholders of record. Accordingly, the Company intends to terminate registration of its common stock under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and suspend its reporting obligations under Section 13 of the Exchange Act following the reverse split.

          This Amendment No. 1 to Schedule 13E-3 is being filed concurrently with a preliminary proxy statement (the “Proxy Statement”) filed by the Company on Schedule 14A on June 25, 2008 and amended on July 31, 2008 under the Exchange Act for the 2008 Special Meeting of Stockholders (the “Special Meeting”). The Special Meeting has been called to consider and vote upon a proposal to approve the reverse stock split and to act upon such other matters as may properly come before the Special Meeting or any adjournments or postponements thereof. The Proxy Statement is attached hereto as Exhibit (a)(3).

Item 1. Summary Term Sheet.

          The information set forth in the Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

          (a) Name and Address. The information set forth under the caption “The Company” of the Proxy Statement is incorporated herein by reference.

          (b) Securities. The information set forth under the caption “Voting of Shares” of the Proxy Statement is incorporated herein by reference.

          (c) Trading Market and Price. The information set forth under the caption “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Market Information for Our Common Stock” of the Proxy Statement is incorporated herein by reference.

          (d) Dividends. The information set forth under the caption “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities- Dividend Policy” of the Proxy Statement is incorporated herein by reference

          (e) Prior Public Offerings. None

          (f) Prior Stock Purchases. During the two years preceding the date of the filing of this Schedule 13e-3, Robert A. Levinson, and entities controlled by him purchased a total of 288,000 shares of the Company’s common stock. The average purchase price paid for such purchases is as follows:

Period	Amount of Securities	Price Range	Average Purchase Price Per Share

Fourth Quarter 2006	200,000	$0.3-$0.41	$0.32
First Quarter 2008	88,000	$0.25	$0.25

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Item 3. Identity and Background of Filing Person.

          (a)          Name and Address. The filing persons are the Company and Robert A. Levinson. The information set forth in the Proxy Statement under the captions “The Company” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” is incorporated herein by reference. The address of Robert A. Levinson is c/o Levcor International, Inc., 110 West 40th Street, New York, NY 10018.

          (b)          Business and Background of Entities. The information set forth in the Proxy Statement under the caption “The Company” is incorporated herein by reference.

          (c)          Business and Background of Natural Persons. The information set forth under the captions “The Company - Our Directors and Officers” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” of the Proxy Statement is incorporated herein by reference.

                         To the Company’s knowledge, none of the Company’s directors or executive officers have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any other judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from further violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Messrs. Levinson, Picco and McConnaughy are citizens of the United States.

Item 4. Terms of the Transaction.

(a)(1)	Material Terms. Tender Offers. None

(a)(2)

Material Terms. Mergers or Similar Transactions. The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Reverse Stock Split”; “Going Private-Going Dark”; “Pink Sheet” Quotation,” “Voting of Shares,” “Special Factors - Background of the Proposal,” “Special Factors - History of the Proposal,” “Special Factors - Purpose of the Proposal,” “Special Factors - Advantages of the Proposal,” “Special Factors - Disadvantages of the Proposal,” “Special Factors - Fairness of the Reverse Stock Split,” and “Special Factors - Federal Income Tax Consequences” is incorporated herein by reference.

(b)	Purchases: None

(c)	Different Terms. The information set forth in the Proxy Statement under the caption “Special Factors - Fairness of the Reverse Stock Split” is incorporated herein by reference.

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(d)	Appraisal Rights. The information set forth in the Proxy Statement under the caption “Special Factors - Appraisal Rights” is incorporated herein by reference.

(e)

Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “Special Factors - Fairness of The Reverse Stock Split” is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)

Transactions. The information set forth in the Proxy Statement under the caption “The Company - Certain Relationships and Related Transactions” and “Loans and Guarantees” is incorporated herein by reference.

(b)	Significant Corporate Events. None.

(c)	Negotiations or Contacts. None.

(d)	Conflicts of Interest. The information set forth in the Proxy Statement under the caption “The Company – Certain Relationships and Related Transactions” is incorporated herein by reference.

(e)

Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the caption “The Company – Certain Relationships and Related Transactions” and “Special Factors – Special Interests of Affiliated Persons In the Transactions” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the Proxy Statement under the caption “Special Factors – Purpose of the Proposal” is incorporated herein by reference.

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the caption “Special Factors – Purpose of the Proposal” is incorporated herein by reference.

(c)

(1)-(8) Plans. The information set forth in the Proxy Statement under the caption “Special Factors – Background of the Proposal,” “Special Factors – Purpose of the Proposal,” “Special Factors – Advantages of the Proposal,” and “Special Factors – Disadvantages of the Proposal,” is incorporated herein by reference.

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Item 7. Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. The information set forth in the Proxy Statement under the caption “Special Factors – Purpose of the Proposal” is incorporated herein by reference.

(b)

Alternatives. The information set forth in the Proxy Statement under the captions “Special Factors – Alternative Transactions Considered” and “Special Factors - History of the Proposal” is incorporated herein by reference.

(c)

Reasons. The information set forth under the caption “Special Factors – Purpose of the Proposal and Special Factors – Background of the Proposal” of the Proxy Statement is incorporated herein by reference.

(d)

Effects. The information set forth in the Proxy Statement under the captions “Special Factors - History of the Proposal,” “Special Factors – Effects on the Company,” “Special Factors – Effects on the Stockholders with Fewer Than 300,000 Shares of Common Stock,” “Special Factors – Effects on the Stockholders with 300,000 Or More Shares of Common Stock,” and “Special Factors - Federal Income Tax Consequences” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)

Fairness. The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Reverse Stock Split; “Going Private-Going Dark”; “Pink Sheet Quotation”, and “Special Factors - Fairness of the Reverse Stock Split” is incorporated herein by reference. For the reasons discussed under such captions in the Proxy Statement, Mr. Levinson also believes the transaction is fair to unaffiliated stockholders.

(b)

Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors - History of the Proposal,” “Special Factors - Alternative Transactions Considered,” “Special Factors - Fairness of the Reverse Stock Split,” “Special Factors - Effects on the Stockholders with Fewer Than 300,000 Shares of Common Stock,” and “Special Factors - Effects on the Stockholders with 300,000 Or More Shares of Common Stock,” is incorporated herein by reference.

(c)

Approval of Security Holders. The information set forth in the Proxy Statement under the caption “Voting of the Shares” is incorporated herein by reference. The approval of at least a majority of unaffiliated security holders is not required for this transaction.

(d)	Unaffiliated Representative. None.

(e)	Approval of Directors. The information set forth in the Proxy Statement under the caption “Special Factors - Recommendation of Our Board of Directors” is incorporated herein by reference.

(f)	Other Offers. None.

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Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)

Report, Opinion, or Appraisal. The information set forth in the Proxy Statement under the caption “Special Factors - Opinion of Financial Advisor” is incorporated herein by reference. In addition, Weiser LLP’s presentation dated May 19, 2008 is attached hereto as Exhibit (c)(2).

(b)

Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth in the Proxy Statement under the caption “Special Factors - Opinion of Financial Advisor” and “Special Factors – History of the Proposal” is incorporated herein by reference.

(c)

Availability of Documents. The information set forth in the Proxy Statement under the caption “Where You Can Find More Information” is incorporated herein by reference. Weiser LLP’s fairness opinion will be made available upon inspection and copying at the Company’s principal executive offices located at 110 West 40th Street, New York, NY 10018 during the Company’s regular business hours by an interested stockholder of the Company or representative designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)	Source of Funds. The information set forth in the Proxy Statement under the caption “Special Factors - Costs/Source of Fees and Expenses” is incorporated herein by reference.

(b)

Conditions. The information set forth in the Proxy Statement under “The Company - Loans and Guarantees” and “Special Factors - Costs/Source of Fees and Expenses” is incorporated herein by reference. The Company has not arranged for any sources of financing other than the advancement of funds by Robert Levinson.

(c)	Expenses. The information set forth in the Proxy Statement under the captions “Proxy Solicitation” and “Special Factors - Costs/Source of Fees and Expenses” is incorporated herein by reference.

(d)

Borrowed Funds. The information set forth in the Proxy Statement under the captions “Proxy Solicitation” and “Special Factors - Costs/Source of Fees and Expenses” and “The Company -Loans and Guarantees” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a)

Securities Ownership. The information set forth in the Proxy Statement under the caption “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” is incorporated herein by reference.

(b)

Securities Transactions. The information set forth in the Proxy Statement under the caption “The Company - Certain Relationships and Related Transactions” and “Loans and Guarantees” is incorporated herein by reference.

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Item 12. The Solicitation or Recommendation.

(a)	Not applicable

(b)	Not applicable

(c)	Not applicable

(d)

Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the caption “Special Factors - Special Interest of Affiliated Persons in the Transaction” and “Summary Term Sheet, Reverse Stock Split”; “Going Private-Going Dark”; “Pink Sheet Quotation”, is incorporated herein by reference.

(e)

Recommendations of Others. The information set forth in the Proxy Statement under the captions “Special Factors - Fairness of the Reverse Stock Split” and “Special Factors - Recommendation of Our Board of Directors” is incorporated herein by reference.

Item 13. Financial Statements.

(a)

Financial Information. The information set forth and incorporated by reference into the Proxy Statement under the caption “Where You Can Find More Information” is incorporated herein by reference. The audited financial statements, unaudited financial statements and amendments thereto are incorporated by reference in the Proxy Statement. The book value per share as of December 31, 2007 was $0.00

(b)	Pro Forma Information. The information set forth and incorporated by reference into the Proxy Statement under the caption “Pro-Forma Financial Statements” is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)

Solicitations or Recommendations. The information set forth in the Proxy Statement under the captions “Proxy Solicitation” and “Special Factors - Costs/Sources Of Funds” is incorporated herein by reference.

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the caption “Proxy Solicitation” is incorporated herein by reference.

Item 15. Additional Information.

          The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

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Item 16. Exhibits.

EXHIBIT INDEX

(a)(1)	None

(a)(2)	The Copy of Notice of Special Meeting of Stockholders of the Company is hereby incorporated herein by reference to the Proxy Statement.

(a)(3)	The Proxy Statement is hereby incorporated herein by reference.

(a)(4)	None

(a)(5)	None

(b)(1)	Grid Time Promissory Note in favor of J.P. Morgan Chase Bank, N.A., dated as of March 19, 2008, executed by Robert A. Levinson.

(c)	None

(c)(1)	Fairness opinion of Weiser LLP dated May 19 , 2008 is hereby incorporated by reference to Exhibit B of the Proxy Statement.

(c)(2)	Presentation of Weiser LLP dated May 19, 2008.

(d)	None

(e)	None

(f)	Dissenter’s rights of appraisal are described in the Proxy Statement under “Special Factors – Appraisal Rights.”

(g)	None

(h)	None

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SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31 , 2008	LEVCOR INTERNATIONAL, INC.

	By:	/s/ ROBERT A. LEVINSON

Robert A. Levinson
President, Chief Executive Officer and Chairman

/s/ ROBERT A. LEVINSON

Robert A. Levinson, in his individual capacity

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Exhibit (b)(1)

GRID TIME PROMISSORY NOTE
(LIBOR/PRIME/MONEY MARKET

1,500,000.00	Dated as of March 19, 2008

          For value received, Robert A. Levinson (the “Borrower”) hereby promises to pay to the order of JPMorgan Chase Bank, N.A. (the “Bank”) at its office at 345 Park Avenue, New York, New York 10154-1002 for the account of the lending office of the Bank, the principal amount of each loan made by the Bank to the Borrower, or, if less, the aggregate unpaid principal amount of all loans made to the Borrower by the Bank and outstanding under this Note (the “Loans”), up to an aggregate principal amount of One Million Five Hundred Thousand Dollars ($1,500,000.00) on the Maturity Date (as defined below) of each such Loan.

          The Borrower promises to pay interest on each Interest Payment Date on the unpaid balance of the principal amount of each such Loan from and including the date of such Loan to Such Maturity Date at either (i) a floating rate per annum equal to the Prime Rate minus 1.00% (such Loan, a “Prime Loan”), (ii) a fixed rate per annum equal to the Adjusted Libor Rate applicable to such Loan plus 1.45% (such Loan, a “Libor Loan”), or (iii) a fixed rate per annum equal to the Money Market Rate applicable to such Loan (such Loan, a “Money Market Loan”). After the occurrence of an Event of Default, principal shall bear interest from and including the date of such Event of Default until paid in full at a rate per annum equal to the Default Rate, such Interest to be payable on demand. Interest shall be payable on the relevant Interest Payment Date and shall be calculated on the basis of a year of 360 days for the actual number of days elapsed.

          All payments hereunder shall be made in lawful money of the United States and in immediately available funds. Any extension of time for the payment of the principal of this Note resulting from the due date falling on non-Banking Day shall be included in the computation of interest. The date, amount, type and Maturity Date of, and the interest rate with respect to, each Loan evidenced hereby and all payments of principal thereof shall be recorded by the Bank on its books and, at the discretion of the Bank prior to any transfer of this Note at any other time, may be endorsed by the Bank on a schedule. Any such endorsement shall be conclusive absent manifest error. The Bank may (but shall not be obligated to) debit the amount of any payment under this Note that is not made when due to any deposit account of the Borrower with the Bank. The Borrower waives presentment, notice of dishonor, protest and any other notice or formality with respect to this Note.

          This Note does not create, and shall not be construed to create, any contractual or other commitment to lend by the Bank. Each Loan matures on its Maturity Date and the Bank has no commitment to renew any such Loan. This Note is executed and delivered to the Bank to evidence any loans that the Bank may extend to the Borrower in the Bank’s sole discretion.

          1.     Definition. The terms listed below shall be defined as follows:

          “Adjusted Libor Rate” shall mean the Libor Rate for such Loan divided by one minus the Reserve Requirement.

          “Banking Day” shall mean any day on which commercial banks are not authorized or required to close in New York City and whenever such day relates to a Libor Loan or notice with respect to any Libor Loan, a day on which dealings in U.S. dollar deposits are also carried out in the London Interbank market.

          “Default Rate” means a rate per annum equal to: (a) if a Prime Loan, a floating rate of 2% above the rate of interest thereon (including any margin); (b) if a Fixed Rate Loan, a fixed rate of 2% above the rate of interest in effect thereon (including any margin) at the time of default until the Maturity Date thereof and, thereafter, a floating rate of 2% above the rate of interest for a Prime Loan (including any margin).

          “Event of Default” means an event described in Section 7.

          “Facility Documents” shall mean this Note, any line of credit offer letter and any other documents, instruments, or agreements delivered as security or collateral for, or a guaranty of, the Loans, or in connection with or as support for, any of the foregoing, whether by the Borrower or a Third Party, and any updates or renewals thereof.

          “Fixed Rate Loan” shall mean either a Libor Loan or a Money Market Loan.

          “Interest Payment Date” shall mean (i) the last Banking Day of each calendar month; (ii) on the Maturity Date with respect to Fixed Rate Loans (and for any Fixed Rate Loan with a Maturity Date later than three months after the date such Fixed Rate Loan is made, every three months); and (iii) on any payment of principal.

          “Libor Rate” shall mean the rate per annum (rounded upwards, if necessary, to the nearest 1/16 of 1%) quoted by the Bank at approximately 11:00 a.m. London time (or as soon thereafter as practicable) two Banking Days prior to the first day of such Loan for the offering by the Bank to leading banks in the London interbank market of U.S. dollar deposits having a term comparable to such Loan and in an amount comparable to the principal amount of such Loan.

          “Main Office” shall mean the main office of the Bank, currently located at 1111 Polaris Parkway, Columbus, Ohio 43240.

          “Maturity Date” shall mean (i) with respect to a Prime Loan, the period commencing on the date such Prime Loan is made and ending on the date recorded by the Bank on its books, or if such day is not a Banking Day then on the immediately succeeding Banking Day, (ii) with respect to a Libor Loan, the last day of the period commencing on the date such Libor Loan is made and ending on the numerically corresponding day One, Two, Three, Six, Nine or Twelve calendar months thereafter, as recorded by the Bank on its books or if such day is not a Banking Day, then on the immediately succeeding Banking Day, and (iii) with respect to a Money Market Loan, the last day of the period commencing on the date such Money Market Loan is made and ending on the last day of the period for which such loan is offered, as recorded by the Bank on its books, or if such day is not a Banking Day, then on the immediately succeeding Banking Day; provided that if such Banking Day would fall in the next calendar month, such Maturity Date shall end on the immediately preceding Banking Day; and provided, further, that each such period which commences on the last Banking Day of a calendar month (or on any day for which there is no numerically corresponding day in the appropriate subsequent calendar month) shall end on the last Banking Day of the appropriate calendar month. If the Bank shall not have received notice to the contrary from the Borrower at least three (3) Banking Days prior to the Maturity Date of a Libor Loan, the Bank may renew such Loan as a Libor Loan for a period with a duration equal to that then ending, provided that no such renewal shall be made if the number of months in the renewal period is greater than six. If the Bank shall not have received notice to the contrary from the Borrower at least one (1) Banking Day prior to the Maturity Date of a Money Market Loan, the Bank may renew such Loan as a Prime Rate Loan.

          “Money Market Rate” means if offered, a rate of interest per year as offered by the Bank from time to time on any single borrowing during the period offered on such Loan. The Money Market Rate of interest available for any subsequent borrowings may differ since Money Market Rates may fluctuate on a daily basis.

          “Prime Rate” shall mean the rate of interest per annum announced from time to time by the Bank as its prime rate. Each change in the Prime Rate shall be effective from and including the date the change is announced as being effective. The Prime Rate is a reference rate and may not be the Bank’s lowest rate.

          “Regulation D” shall mean Regulation D of the Board of Governors of the Federal Reserve System.

          “Regulatory Change” shall mean any change after the date of this Note in United States federal, state or municipal laws or any foreign laws or regulations (including Regulation D) or the adoption or making after such date of any interpretations, directions or requests applying to a class of banks, including the Bank, of or under any United States federal, state or municipal laws or any foreign laws or regulations (whether or not having the force of law) by any court or governmental or monetary authority charged with the interpretation or administration thereof.

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          “Reserve Requirement” shall mean, for any Libor Loan, the average maximum rate at which reserves (including any marginal, supplemental or emergency reserves) are required to be maintained during the term of such Loan under Regulation D by member banks of the Federal Reserve System in New York City with deposits exceeding one billion U.S. dollars, or as otherwise established by the Board of Governors of the Federal Reserve System and any other banking authority to which the Bank is subject, against “Eurocurrency liabilities” (as such term is used in Regulation D). Without limiting the effect of the foregoing, the Reserve Requirement shall reflect any other reserves required to be maintained by such member banks by reason of any Regulatory Change against (X) any category of liabilities which includes deposits by reference to which the Libor Rate is to be determined or (Y) any category of extensions of credit or other assets which include Libor Loans. The Reserve Requirement shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

          “Third Party” shall mean any party liable with respect to, or otherwise granting support for this Note, whether by guaranty, subordination, grant of security or otherwise.

          2.     Borrowing and Prepayments. The Borrower shall give the Bank irrevocable notice of each borrowing request by 12:00 noon New York City time three (3) Banking Days prior to each requested borrowing of a Libor Loan and by 12:00 noon New York City time on the date of each requested borrowing of a Prime Loan or a Money Market Loan; provided that no Libor Loan shall be in an amount equal to less than $500,000; and provided, further, that no Prime Loan shall be in an amount equal to less than $30,000. The Borrower shall have the right to make prepayments of principal at any time or from time to time; provided that: (a) the Borrower shall give the Bank irrevocable notice of each prepayment by 12:00 noon New York City time three (3) Banking Days prior to prepayment of a Libor Loan, one (1) Banking Day prior to prepayment of a Money Market Loan, and by 12:00 noon New York City time on the date of prepayment of a Prime Loan; (b) Fixed Rate Loans may be prepaid prior to their Maturity Date only if accompanied by payment of the additional compensation calculated in accordance with Section 5 below; (c) all prepayments of Fixed Rate Loans shall be in a minimum amount equal to the lesser of $100,000 or the unpaid principal amount of this Note; and (d) all prepayments of Prime Rate Loans shall be in a minimum amount equal to the lesser of $30,000 or the unpaid principal amount of this Note.

          3.     Additional Costs. (a) If as a result of any Regulatory Change which (i) changes the basis of taxation of any amounts payable to the Bank under this Note (other than taxes imposed on the overall net income of the Bank or the lending office by the jurisdictions in which the Main Office of the Bank or the lending office are located) or (ii) imposes or modifies any reserve, special deposit, deposit insurance or assessments, minimum capital, capital ratios or similar requirements relating to any extension of credit or other assets of, or any deposits with or other liabilities of the Bank, or (iii) imposes any other condition affecting this Note, the Bank determines (which determination shall be conclusive absent manifest error) that the cost to it of making or maintaining a Libor Loan is increased or any amount received or receivable by the Bank under this Note is reduced, then the Borrower will pay to the Bank on demand an additional amount that the Bank determines will compensate it for the increased cost or reduction in amount.

          (b)     Without limiting the effect of the foregoing provisions of this Section 3 (but without duplication), the Borrower shall pay to the Bank from time to time on request such amounts as the Bank may determine to be necessary to compensate the Bank for any costs which it determines are attributable to the maintenance by it or any of its affiliates pursuant to any law or regulation of any jurisdiction or any interpretation, directive or request (whether or not having the force of law and whether in effect on the date of this Note or thereafter) of any court or governmental or monetary authority of capital in respect of the Loans hereunder (such compensation to include, without limitation, an amount equal to any reduction in return on assets or equity of the Bank to a level below that which it could have achieved but for such law, regulation, interpretation, directive or request).

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          4.     Unavailability, Inadequacy or Illegality of Libor Rate. Anything herein to the contrary notwithstanding, if the Bank determines (which determination shall be conclusive) that:

          (a)     quotations of interest rates for the relevant deposits referred to in the definition of Libor Rate are not being provided in the relevant amounts or for the relevant maturities for purposes of determining the rate of interest for a Libor Loan; or

          (b)     the definition of Libor Rate does not adequately cover the cost of the Bank of making or maintaining a Libor Loan; or

          (c)     as a result of any Regulatory Change (or any change in the interpretation thereof) adopted after the date hereof, the Main Office of the Bank or the lending office is subject to any taxes, reserves, limitation, or other charges, requirements or restrictions on any claims of such office on non-United States residents (including, without limitation, claims on non-United States offices or affiliates of the Bank) or in respect of the excess above a specified level of such claims; or

          (d)     it is unlawful for the Bank or the lending office to maintain any Libor Loan at the Libor Rate;

THEN, the Bank shall give the Borrower prompt notice thereof, and so long as such condition remains in effect, any existing Libor Loan shall bear interest as a Prime Loan and the Bank shall make no Libor Loans.

          5.     Certain Compensation. If for any reason there is a principal payment of a Fixed Rate Loan on a date other than its Maturity Date (whether by prepayment, acceleration or otherwise), the Borrower will pay to the Bank such amount or amounts as shall be sufficient (in the reasonable opinion of the Bank) to compensate the Bank for any loss, cost or expense which the Bank determines is attributable to such payment.

          6.     Representation. The Borrower represents and warrants that:

          (a)     the Facility Documents constitute the legal, valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their terms, except as the enforcement hereof and thereof may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors’ rights generally and subject to the applicability of general principles of equity;

          (b)     the execution, delivery and performance by the Borrower of the Facility Documents and all other documents contemplated hereby or thereby, and the use of the proceeds of any of the Loans, do not and will not (i) conflict with or constitute a breach of, or default under, or require any consent under, or result in the creation of any lien, charge or encumbrance upon the property or assets of the Borrower pursuant to any other agreement or instrument (other than any pledge of or security interest granted in any collateral pursuant to any Facility Document) to which the Borrower is a party or is bound or by which its properties may be bound or affected; or (ii) violate any provision of any law, rule, regulation (including, without limitation, Regulation U of the Federal Reserve Board), order, writ, judgment, injunction, decree, determination or award presently in effect having applicability to the Borrower;

          (c)     no consent, approval or authorization of, or registration, declaration or filing with, any governmental authority or other person or entity is required as a condition to or in connection with the due and valid execution, delivery and performance by the Borrower of any Facility Document;

          (d)     there are no actions, suits, investigations or proceedings pending or threatened at law, in equity, in arbitration or by or before any other authority involving or affecting: (i) the Borrower that, if adversely determined, are likely to have a material adverse effect on the prospects or condition of the Borrower; (ii) any material part of the assets or properties of the Borrower or any part of the collateral (if any) under any Facility Document; and (iii) any of the transactions contemplated in the Facility Document. There are currently no material judgments entered against the Borrower and the Borrower is not in default with respect to any judgment, writ, injunction, order, decree or consent of any court or other judicial authority, which default is likely to have or has had a material adverse effect on the prospects or condition of the Borrower;

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          (e)     in the event that the Borrower is a partnership, limited liability partnership, corporation or limited liability company, the Borrower also represents and warrants that it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, and has all requisite power and authority to execute, deliver and perform its obligations under the Facility Documents; and

          (f)     in the event that the Borrower is a trust, the Borrower also represents and warrants that (i) it is a duly constituted and validly existing trust, (ii) the Borrower has delivered to the Bank a true, complete and accurate copy of the agreement pursuant to which it has been organized and all amendments and modifications thereto, and (iii) the trustees of the Borrower signing this Note have the legal capacity and full power and authority to execute, deliver, and perform their obligations under, and to bind the Borrower to perform its obligations under, the Facility Documents, and to execute and deliver any and all documents and instruments in connection therewith.

Each borrowing request by the Borrower under this Note shall constitute a representation and warranty that the statements above are true and correct both on the date of such request and on the date of the borrowing. Each borrowing request shall also constitute a representation that no Event of Default has occurred and its continuing or would result from such borrowing.

          7.     Events of Default. If any one or more of the following events shall occur (each an “Event of Default”).

          (a)     the Borrower shall fail to pay the principal of, or interest on, this Note, or any other amount payable under this Note, as and when due and payable;

          (b)     any representation or warranty made or deemed made by the Borrower in this Note or by the Borrower or any Third Party in any Facility Document to which it is a party, or in any certificate, document, opinion or financial or other statement furnished under or in connection with a Facility Document, shall prove to have been incorrect in any material respect on or after the date hereof;

          (c)     the Borrower or any Third Party shall fail to perform or observe any term, covenant or agreement contained in any Facility Document on its part to be performed or observed;

          (d)     the Borrower or any Third Party shall fail to pay when due any of its indebtedness (including, but not limited to, indebtedness for borrowed money) or any interest or premium thereon when due (whether by scheduled maturity, acceleration, demand or otherwise);

          (e)     the Borrower or any Third Party: (i) shall generally not, or be unable to, or shall admit in writing its inability to, pay its debts as its debts become due; (ii) shall make an assignment for the benefit of creditors, or petition or apply to any tribunal for the appointment of a custodian, receiver or trustee for its or a substantial part of its assets; (iii) shall commence any proceeding under any law relating to bankruptcy, reorganization, arrangement, readjustment of debt, dissolution or liquidation; (iv) shall have had any such petition filed, or any such proceeding shall have been commenced against it, in which an adjudication is made or order for relief is entered or which remains undismissed for a period of 30 days; (v) shall have had a receiver, custodian or trustee appointed for all or a substantial part of its property; or (vi) takes any action effectuating, approving or consenting to any of the events described in clauses (i) through (v);

          (f)     the Borrower or any Third Party shall be determined or adjudged incompetent or otherwise incapacitated by a court of competent jurisdiction, die, dissolve or for any reason cease to be in existence or shall merge or consolidate; or if the Borrower or any Third Party is a partnership, limited liability partnership or limited liability company, any general partner, partner or member, respectively, shall die, dissolve or for any reason cease to be in existence or cease to be a partner or member, as the case may be, or shall merge or consolidate;

          (g)     the Borrower or any Third Party is involved in a proceeding which may result in a forfeiture of all or a substantial part of the Borrower’s or any Third Party’s assets or a material judgment is entered against the Borrower or any Third Party;

5

          (h)     there is, in the opinion the Bank, a material adverse change in the business, prospects or financial condition of the Borrower;

          (i)     any Facility Document granting a security interest at any time and for any reason shall cease to create a valid and perfected first priority security interest in and to the property purported to be subject to the Facility Document or ceases to be in full force and effect or is declared null and void, or the validity or enforceability of any Facility Document is contested by any party to the Facility Document, or such signatory to the Facility Document denies it has any further liability or obligation under the Facility Document;

          (j)     the Borrower fails to furnish any additional financial information that the Bank may reasonably request from time to time promptly upon the Bank’s request;

THEN, the Bank may, by notice to the Borrower, declare the unpaid principal amount of this Note, accrued interest thereon and all other amount payable under this Note due and payable whereupon the same shall become and be forthwith due and payable without presentment, demand, protest, notice of acceleration or intention to accelerate or further notice of any kind, all of which are hereby expressly waived by the Borrower, provided that in the case of an Event of Default described in clause (e) above, the unpaid principal amount of this Note, accrued interest and other amounts payable under this Note shall be immediately due and payable, provided further that in the case of an Event of Default described in clause (f) above due to the death of the Borrower or any Third Party (and provided that no other Event of Default has occurred), the Bank shall not accelerate the unpaid principal amount of this Note, accrued interest thereon and other amounts payable under this Note for a period of 60 days, but the Bank shall not make any additional Loans during the 60-day period.

          8.     Expenses. The Borrower agrees to reimburse the Bank on demand for all costs, expenses and charges (including, without limitation, fees and charges of counsel and costs allocated by internal legal counsel) in connection with the preparation or modification of the Facility Documents, performance or enforcement of the Facility Documents, or the defense or prosecution of any rights of the Bank pursuant to any Facility Documents.

          9.     Jurisdiction. To the maximum extent not prohibited by applicable law, the Borrower hereby irrevocably: (i) submits to the jurisdiction of any New York State or United States federal court sitting in New York City over any action or proceeding arising out of this Note; (ii) agrees that all claims in respect of such action or proceeding may be held and determined in such New York State or federal court; (iii) agrees that any action or proceeding brought against the Bank may be brought only in a New York State or United States federal court sitting in New York county; (iv) consents to the service of process in any such action or proceeding in either of said courts by mailing thereof by the Bank by registered or certified mail, postage prepaid, to the Borrower at its address specified on the signature page hereof, or at the Borrower’s most recent mailing address as set forth in the records of the Bank; and (v) waives any defense on the basis of an inconvenient forum.

          The Borrower agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in any other jurisdiction by suit or proceeding in such state and hereby waives any defense on the basis of an convenient forum. Nothing herein shall affect the right of the Bank to serve legal process in any other manner permitted by law or affect the right of the Bank to bring any action or proceeding against the Borrower or its property in the courts of any other jurisdiction.

          10.     Waiver of Jury Trial.

THE BORROWER AND THE BANK EACH WAIVE ANY RIGHT TO JURY TRIAL

          11.     Miscellaneous. (a) The provisions of this Note are intended to be severable. If for any reason any provisions of this Note shall be held invalid or unenforceable in whole or in part in any jurisdiction, such provision shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without in any manner affecting the validity or enforceability thereof in any other jurisdiction or the remaining provisions thereof in any jurisdiction.

6

          (b)     No amendment, modification, supplement or wavier of any provision of this Note nor consent to departure by the Borrower therefrom shall be effective unless the same shall be in writing and signed by the Borrower and the Bank, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

          (c)     No failure on the part of the Bank to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof or preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies permitted by law.

          (d)     As used herein, the term Borrower shall include all signatories hereto, if more than one. In such event, the obligations, representations and warranties of the Borrower hereunder shall be joint and several. This Note shall be binding on the Borrower and its successors and assigns and shall inure to the benefit of the Bank and its successors and assigns, except that the Borrower may not delegate any of its obligations hereunder without the prior written consent of the Bank.

          (e)     Anything herein to the contrary notwithstanding, the obligations of the Borrower under this Note shall be subject to the limitation that payments of interest shall not be required to the extent that receipt thereof would be contrary to provisions of law applicable to the Bank limiting rates of interest which may be charged or collected by the Bank.

          (f)     Unless otherwise agreed in writing, notices shall be given to the Bank and the Borrower at their telecopier numbers (confirmed by telephone to their telephone number) or addresses set forth in the signature page of this Note, or such other telecopier (and telephone) number or address communicated in writing by either such party to the other. Notices to the Bank shall be effective upon receipt.

          (g)     The obligations of the Borrower under Section 3, 5, 8, 9, and 10 hereof shall survive the repayment of the Loans.

          (h)     Each reference herein to the Bank shall be deemed to include its successors, endorsees, and assigns, in whose favor the provisions hereof shall inure. Each reference herein to the Borrower shall be deemed to include the heirs, executors, administrators, legal representatives, successors and assigns of the Borrower, all of whom shall be bound by the provisions hereof.

          12.     Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflict of laws principles, and with the laws of the United States of America as applicable.

Address for notices to the
Bank

JPMorgan Chase Bank, N.A.
345 Park Avenue
New York, New York 10154-1002
Attn: Blaíse Frossard
Telecopier: (212) 464-2531
Telephone: (212) 464-2899

/s/ Robert A. Levinson

Name: Robert A. Levinson

Address for notices:
1035 Fifth Ave.
New York, NY 10028
Telecopier:
Telephone:

7

BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
Statement of Purpose for an Extension of Credit Secured by Margin Stock
(Federal Reserve Form U-1)

JPMORGAN CHASE BANK, N.A.
Name of Bank

This report is required by law (15 U.S.C §§ 78g and 79w; 12 CFR 2211.

The Federal Reserve may not conduct or sponsor, and an organization (or a person) is not required to, a collection of information unless it displays a currently valid OMB control number.

Public reporting burden for this collection of information is estimated to average 10 minutes per response, including the time to gather and maintain data in required form and to review instructions and complete the information of this collection. Send comments regarding this burden estimated or any other aspect of this collection of information, including suggestions for reducing this burden to:  Secretary, Board of Governors of the Federal Reserve System, 20th and C Street, N.W. Washington, DC 20551; and to the Office of Management and Budget, Paperwork Reduction Project (7100-0011), Washington, D.C. 20503

Instructions

1. This form must be completed when a bank extends credit in excess of $100,000 secured directly or indirectly, in whole or in part, by any margin stock.

2. The term “margin stock” is defined in Regulation U (12 CFR 221) and includes, principally: (1) stocks that are registered on a national securities exchange; (2) debt securities (bonds) that are convertible into margin stocks; (3) any over-the-counter security designated as qualified for trading in the National Market System under a designation plan approved by the Securities and Exchange Commission (NMS security); and (4) shares of most mutual funds, unless 95 per cent of the assets of the fund are continuously invested in U.S. government; agency, state, or municipal obligations.

3. Please print or type (if space is inadequate, attach separate sheet).

Part I to be completed by borrower(s)

1. What is the amount of the credit being extended? One Million Five Hundred Thousand Dollars ($1,500,000.00)

2. Will any part of this credit be used to purchase or carry margin stock?           ☐ Yes          ☒ No

If the answer is “no,” describe the specific purpose of the credit:

Loan to the Company

I (We) have read this form and certify that to the best of my (our) knowledge and belief the information given is true, accurate, and complete, and that the margin stock and any other securities collateralizing this credit are authentic, genuine, unaltered, and not stolen, forged, or counterfeit.

Signed:		Signed:

/s/ Patricia Schulte Levinson	4/9/08
Borrower’s signature	Date	Borrower’s signature	Date

Patricia Schulte Levinson
Print or type name		Print or type name

This form should not be signed in blank

A borrower who falsely certifies the purpose of a credit on this form or otherwise willfully or intentionally evades the provisions of Regulation U will also violate Federal Reserve Regulation X, “Borrowers of Securities Credit.”

Part II To be completed by bank only if the purpose of the credit is to purchase or carry margin securities (Part 1(2) answered “Yes”)

1. List the margin stock securing this credit; do not include debt securities convertible into margin stock. The maximum loan value of margin stock is 50 per cent of its current market value under the current Supplement to Regulation U.

No. of shares	Issue	Market price per share	Date and source of valuation (See note below)	Total market value per issue

2. List the debt securities convertible into margin stock securing this credit. The maximum loan value of such debt securities is 50 per cent of the current market value under the current Supplement to Regulation U.

Principal amount	Issue	Market price	Date and source of valuation (See note below)	Total market value per issue

3. List other collateral including non-margin stock securing this credit.

Describe briefly	Market price	Date and source of valuation (See note below)	Total market value per issue

Note: Bank need not complete “Date and source of valuation” if the market value was obtained from regularly published information in a journal of general circulation or an automated quotation system.

Part III To be signed by a bank officer in all instances.

I am a duly authorized representative of the bank and understand that this credit secured by margin stock may be subject to the credit restrictions of Regulation U. I have read this form and any attachments, and I have accepted the customers statement in Part I in good faith as regulated by Regulation U; and I certify that to the best of my knowledge and belief, all the information given is true, accurate, and complete. I also certify that if any securities that directly secure the credit are not or will not be registered in the name of the borrower or its nominee, I have or will cause to have examined the written consent of the registered owner to pledge such securities. I further certify that any securities that have been or will be physically delivered to the bank in connection with this credit have been or will be examined, that all validation procedures required by bank policy and the Securities Exchange Act of 1934 (section 17(f), as amended) have been or will be performed, and that I am satisfied to the best of my knowledge and belief that such securities are genuine and not stolen or forged and their faces have not been altered.

Signed:

4/9/08	/s/ Arnold Welles
Date	Bank officer’s signature
Vice President	Arnold Welles
Title	Print or type name

This form must be retained by the lender for three years after the credit is extinguished.

EXHIBIT (c)(2)

Presentation to the Independent Committee of the Board of Directors of Levcor International, Inc. May 19, 2008

Preface
This material has been prepared by Weiser LLP (“Weiser”) to support our opinion as to the fairness of the terms of a proposed transaction. Our analyses contained in this presentation as well as any associated documents are confidential and are for the use of the Independent Committee to the Board of Directors of Levcor International, Inc. (“Levcor” or the ”Company”) and its advisors only. Any publication of use of this material or associated analyses contained within this presentation without the express written consent of Weiser is strictly prohibited. Weiser received and reviewed business and financial information of the Company. We have not independently verified any such information obtained for the purpose of our analyses, having relied on such information to be complete and accurate in all material respects. Additionally, we have not obtained any independent appraisals of any of the assets of the Company. The conclusions we have reached are based on all the analyses and factors presented herein taken in aggregate, as well as the application of our own experience and judgment. Our only opinion is the formal written opinion we will express as to the fairness of a proposed transaction from a financial point of view. The opinion as well as its analyses relating to the opinion, and all conclusions drawn from these analyses are based upon market, economic, and other conditions that exist and can be evaluated as of the date of the opinion.

Table of Contents
Executive Summary Due Diligence Procedures Price and Volume Data Valuation Approaches Market Approach Guideline Public Company Method Comparable Acquisition Transactions Control Premium Study Income Approach - Discounted Cash Flow Asset-Based Approach Fair Value Summary

Executive Summary The Company is considering a reverse stock split to reduce the recorded number of holders of the Company’s common stock to less than 300. This will terminate the registration of the Company's common stock under the Securities and Exchange Act of 1934 and terminate the Company's responsibility to file periodic reports with the Securities and Exchange Commission. The tentative plan is for a reverse stock split where any holder holding less than the to be determined number of shares that will be exchanged for one share will not receive a fractional share but be cashed out. The Company has asked Weiser to provide a summary of the range of potential cash payment amounts per share for the fractional shares to be held by stockholders arising from the reverse stock split.

Due Diligence Procedures In conducting our analyses, Weiser has, among other things: Analyzed the financial terms and conditions of the Transaction Analyzed publicly available financial information and other data with respect to Levcor including: SEC Forms 10-K for the fiscal years ended December 31, 2003 - 2007 Other public filings Analyzed internal financial information and other data relating to the business and financial prospects of Levcor, including the fiscal years 2009-2012 financial projections Analyzed economic and industry data as it relates to the Company’s current and future projections Reviewed financial and operating information with respect to certain publicly-traded companies in the hobby, toy and game shops industry, which we believe to be generally comparable to the business of the Company

Due Diligence Procedures (con’t.)
Analyzed Levcor's historical market prices and trading volume Analyzed acquisition multiples and premiums paid in similar or comparable going-private transactions Reviewed the annual cost savings projected by management achieved through delisting and deregistration Conducted interviews with senior management of Levcor to discuss the historic, current and future prospects of the Company Performed other studies and analyses and considered such other information, as we deemed necessary or appropriate All analyses lead to the conclusion that Levcor's common stock has little or no value and therefore its last trade of $0.20 per share current to May 19, 2008 is not indicative of value. The Company is illiquid, is dependent on continued financing by its major shareholder, has lost a substantial portion of the sales generated by its major customer, and does not have a business plan to cause a positive change. The Company has no ability to obtain additional debt financing other than from its major shareholder

Price and Volume Data (cont.)
Historical Price and Volume Analysis Weiser considered the historical price and volume for Levcor’s common stock obtained from Yahoo Finance. Due to its very low trading volume, the historical and current market prices of Levcor may not reflect its fair value. However, trading price levels over time may be useful in providing an indication of the value of Levcor and Levcor common stock. On May 19, 2008, the bid and asked prices are $0.16 and $0.20 respectively. The following analyses reflects market activity through April 21, 2008. There has been no significant market activity from April 21, 2008 through May 19, 2008.

Price and Volume Data (cont.) Daily Market Price and Volume Over 1 Year Source: BigCharts.com

Price and Volume Data (cont.) Historical Price and Volume Analysis (cont.) Average Weekly Average Trading Daily Stock Volume Price April 21, 2008 - $0.22 One month 3,060 $0.24 Three month 8,686 $0.25 Six month 17,478 $0.25 One Year 16,008 $0.28

Valuation Approaches Methodology Weiser used the following approaches to estimate the fair value of the price of one share of Levcor common stock: Market Approach The Guideline Public Company Method Comparable Acquisition Transactions A Control Premium Study Income Approach - discounted cash flow method Asset-Based Approach

Valuation Approaches (cont.) Guideline Public Company Method The Guideline Public Company Method applies trading multiples of other publicly traded companies to the subject company to derive an indication of value. The analyst selects guideline companies in industries similar to the subject company with operating structures and target customers as similar to the subject company as possible. For these guideline companies, Weiser: Calculated enterprise value to revenues and EBITDA multiples for the public companies and compared them to the multiples of Levcor. As-reported EBITDA for Levcor was increased by $250,000 to reflect the cost savings of being a privately-held company rather than a publicly-traded company.

Market Approach - Guideline Public Company Method Guideline Public Company Method (cont.) Enterprise Value as a Multiple of Comparable Latest 12 Months Company Value Revenues EBITDA A.C. Moore Arts & Crafts $97,329 0.14x 4.64x Build-A-Bear Workshop, Inc $116,964 0.25x 1.82x Dreams, Inc. $62,395 0.85x 1.94x Zany Brainy, Inc. $79,530 0.20x -3.29x Low 0.14x 1.82x High 0.85x 4.64x Median 0.22x 1.94x Levcor (Adjusted) $16,083 0.83x 8.48x Note: Median EBITDA multiples exclude Zany Brainy Levcor’s multiples, using its quoted market price of $0.20 per share as of May19, 2008, were higher than or at the high end of the range of those of the comparable companies.

Market Approach - Guideline Public Company Method We calculated values based on the median multiples: Sales Method EBITDA Method Median Levcor 19,385 1,896 Times: 0.22 1.94 Enterprise Value 4,265 3,678 Less: Interest- Bearing Debt 9,921 9,921 Less: Preferred Equity 5,142 5,142 Add: Cash & Marketable Securities 46 46 Senior Securities 15,017 15,017 Market Value of Common Equity (10,752) (11,339) # of Shares (on a fully diluted basis) 5,332 5,332 Fair Value Per Share $0.00 $0.00 As the value of Levcor's senior securities was greater than its enterprise value, its common stock had little or no value using the Guideline Public Company Method.

Market Approach - Comparable Acquisition Transactions Comparable Acquisition Transaction Method The Comparable Acquisition Transaction Method of the Market Approach analyzes transactions involving target companies operating in industries similar to Levcor. While no two companies and/or transactions are structured exactly the same, consideration is given to the similarity in capital structure, operations, size and profitability, as well as other operating characteristics of the target companies. Weiser identified 16 acquisition transactions of companies listed in SIC Code 5945 - Hobby, Toy and Game Shops from 1993 - 2008. Median multiples were 0.32 times revenues and 2.37 times EBITDA.

Market Approach - Comparable Acquisition Transactions (cont.) Comparable Acquisition Transactions Analysis Data Source: Prat Stats & Public Stats Search Date: 4/25/1993-4/25/2008 Industry: Retail (Specialty) US 1987 SIC: 5945 - Hobby, Toy, and Game Shops Transaction SIC or NAICS Transaction Company Target ($000) Deal Deal Multiples Date Code Type Type Target Description Amount EV/Sales EV/EBITDA 7/6/1994 5945 Asset C Corporation Leewards Creative Crafts Arts and Crafts Retailer $60,656,000 0.32x 7.54x 8/15/1997 5945 Asset S Corporation Video Game Exchange New and Used Video Games, Retail $4,579,000 0.32x 3.52x 6/6/2000 5945 Asset Sole Proprietorship Aquatics Plus Aquarium Services $65,000 0.57x 0.98x 11/15/2000 5945 Asset S Corporation Office and Computer Sales $30,000 0.05x (10.08x) 9/5/2001 5945 Asset C Corporation Zany Brainy Retailer of high quality toys, games books, and multimedia products for kids $88,222,000 0.22x (2.22x) 7/9/2007 5945 Asset LLC Wizkids, LLC Designs and Sells Collectible Miniature Games $28,284,469 0.86x 4.29x 9/21/2003 5945 Asset S Corporation Pottery Creations, Inc. Do It Yourself Pottery Shop $50,000 0.27x 3.79x 5/20/2004 5945 Asset C Corporation Small World Toys Manufactures, Markets and Distributes Educational Toys and products $5,000,000 0.19x 14.53x 12/1/2004 5945 Asset S Corporation Beads, Inc. Retailer of Beads $75,000 0.33x 1.63x 12/31/2004 5945 Asset S Corporation My Rose Hobbies Hobby, Toy, and Game Shop $525,000 0.69x 2.09x 4/1/2005 5945 Asset S Corporation Stamps and Scrapbooking Supplies $256,000 0.54x 2.64x 5/19/2005 5945 Asset S Corporation Bead Store $90,000 0.38x 1.25x 3/6/2006 5945 Asset Sole Proprietorship Mulberry Tree Retail Toy Store $20,000 0.02x 0.31x 2/2/2007 5945 Asset C Corporation Boomerang Kids Children's Toys and Clothing $315,000 0.20x 1.54x High 0.86x 147.53x Low 0.02x 0.31x Mean 0.36x 3.68x Median 0.32x 2.37x Notes: Summary Statistics exclude negative results

Market Approach - Comparable Acquisition Transactions (cont.) We calculated values based on the median multiples: Sales Method EBITDA Method Median Levcor 19,385 1,896 Times: 0.32 2.37 Enterprise Value 6,198 4,485 Less: Interest- Bearing Debt 9,921 9,921 Less: Preferred Equity 5,142 5,142 Add: Cash & Marketable Securities 46 46 Senior Securities 15,017 15,017 Market Value of Common Equity (8,819) (10,352) # of Shares (on a fully diluted basis) 5,332 5,332 Fair Value Per Share $0.00 $0.00 As the value of Levcor’s senior securities was greater than its enterprise value, its common stock had little or no value using the Comparable Acquisition Transactions Method.

Market Approach - Control Premium Study Premium for Control We reviewed the terms of 26 "going private" transactions occurring since 2005. We analyzed the acquisition price as a premium to the closing share price on the day prior to the announcement of the transactions. This analysis indicated that the percentage premium paid in these transactions ranged from a high of 112.5% to a low of 2.5% with a median percentage premium of 19.5%. Based on these transactions, application of the median percentage premium of 19.5% to the market price of $0.20 per share results in a merger price of $0.24 per share (rounded) on the Valuation Date. However, the application of a premium may not be warranted due to the illiquid position of the Company, the loss of a substantial portion of its business from its major customer, it's inability to obtain financing from third parties and its continuing reliance on its major shareholder for cash needs.

Premiums Paid Company Symbol Premium Paid 724 Solutions Inc SVNX 2.5% Tim Helias Telecommunications S.A. TIMHY 2.8% American Education Corp AECC 4.2% Moscow Cablecom Corp MOCC 4.9% Regency Affiliates Inc RAFI 6.0% Ohio State Bancshares OSBI 9.2% County Bank Corp CBNC 10.0% MPW Industrial Services Group Inc MPWG 10.9% Kerzner International Ltd KZL 15.0% Orion Healthcorp Inc ORNH 15.0% Masonite International Corp MHM 15.6% West Corp WSTC 15.7% Mercury Air Group Inc MAX 19.0% 1 800 Contacts Inc CTAC 20.1% ACE Cash Express Inc AACE 20.9% Mestek Inc MCCK 21.1% Jaclyn Inc JLN 21.4% K Tel International Inc KTLI 25.0% Shopsmith Inc SSMH 30.1% Clark Inc CLK 32.4% Shell Canada Ltd SHC 37.2% Arel Communications & Software Ltd ARLCF 41.0% Alfa Corp ALFA 45.0% Refac Optical Group REF 50.4% Novel Denim Holdings Ltd NVLDF 71.0% Magstar Technologies Inc MGSR 112.5% Low 2.5% Median 19.5% Mean 25.3% High 112.5% Source: SEC forms SC 13-E

Income Approach - Discounted Cash Flow The Discounted Cash Flow Method converts an explicit projection of future cash flows, over a reasonably foreseeable period to value using a discount rate based on risks associated with achieving the projected cash flows. A terminal value is also estimated based on an exit multiple of EBITDA in the last or terminal year of the projection. Under the discounted cash flow method, Weiser used financial projections provided by management. Based on the analysis, the Company's common stock had little or no value as follows:

Income Approach - Discounted Cash Flow (con't.) ($000 except for per share amounts) Projected 1 2 3 4 2009 2010 2011 2012 Free Cash Flow Calculation Revenue $18,027 $18,629 $19,064 $19,541 Adjusteid EDIT $1,208 $1,323 $1,449 $1,594 Plus Depreciation 393 393 393 393 EDITDA $1,601 $1,716 $1,842 $1,987 Less: Capex ($119) ($119) ($119) ($119) EBITDA Less Capex $1,482 $1,597 $1,723 $1,868 Less: taxes on EBIT 0.0% $0 $0 $0 $0 Less: Changes in Working Capital $112 ($50) ($36) ($39) Unlevered Free Cash Flow $1,594 $1,547 $1,687 $1,829

Income Approach - Discounted Cash Flow (con't.) ($000 except for per share amounts) Projected 1 2 3 4 Terminal 2009 2010 2011 2012 year DCF Terminal Value Calculation Terminal Value Calculatin Terminal Year EBITDA 1,987 Multiple 8.5x Terminal Enterprise Value 16,858 Discount Rate (WACC) 15.2% Discounted Cash Flows at WACC (mid-year convention) Unlevered Free Cash Flow 1,485 1,251 1,185 1,115 Terminal Value 9,572 Total Discounted Cash Flows 1,485 1,251 1,185 1,115 9,572 Summary DCF Valuation Sum of Yearly Cash Flows $5,035 Terminal Value 9,572 Enterprise Value 14,607 Less Interest Bearing Debt 9,921 Less Preferred Equity 5,142 Add: Cash & Marketable Securities 46 Senior Securities 15,017 Market Value of Common Equitty 0 # of Shares (on a fully diluted basis) 5,532 Market Price Per Share $0.00

Income Approach - Discounted Cash Flow (con't.) The following assumptions underlie the DCF projections.: Revenue: Revenue is projected to total $18.027 million for the 12-months ending April 2009. For the subsequent 12-month periods, revenue is projected to increase to $18.629 million, $19.064 million and $19.541 or 3.3%, 2.3%, and 2.5%, respectively. Management's projected revenues reflect a significant decline in sales to Wal-Mart, one of the Company's main customers, compared to historical levels. EBIT: EBIT is projected to increase to 6.7% in 2012. As previously described, we reduced operating expenses and increased EBIT by $250,000. Income taxes: As the company projected pre-tax losses during the projection period, no Income taxes were projected. Depreciation and capital expenditures: Depreciation and amortization expenditures are based on Management's projections. Debt-free working capital: The increase in working was estimated at 8.3% of the increase in revenues, which approximates historical levels. Discount rate: A 15.1% discount rate is applied to the available cash flows. The determination of the discount rate is described on the following slides. Present value of projected cash flows: The present value of projected cash flows is calculated as of the valuation date utilizing the discount rate of 15.1% and the mid-period discounting convention. The sum of the present values as of the Valuation Date is $5.043 million. Terminal Value: The terminal value was calculated using an exit multiple. We multiplied EBITDA in the last or terminal year by 8.5 times, the Company's current, adjusted multiple. The future value of the terminal value is $16.969 million. The present value of the terminal value is $9.669 million.

Income Approach - Discounted Cash Flow (cont.) Cost of Equity calculation Ke = Rf + Rm + Rs + Rc Risk free rate (Rf) 4.55% Market premium (Rm) 7.10% Small Capitalization premium (Rs) 6.27% Company-specific risk (Rc)(a) 10.00% Cost of Equity (Ke) 27.92% (a) Company - specific risk factors are: (1) Reduction in sales to Levcor's major customer, Walmart that is expected to continue on a downward trend (2) financial risk due to Levcor's illiquidity, inability to borrow from institutional sources and its reliance on its major shareholder for continued funding of cash needs (3) no business plan in place to return the company to solvency

Income Approach - Discounted Cash Flow (con't.) Cost of Debt calculation Interest-bearing debt analysis Weighted Debt Interest Interest Lender Amount Share Rate Rate CIT asset based loan $4,577 30.39% 8.00% 2.43% Term Loans 4,355 28.91% 6.14% 1.78% Stockholders loans and accrued interest 989 6.57% 6.00% 0.39% Redeemable preferred stock and accrued dividends 5,142 34.14% 6.00% 2.05% Total Debt $15,063 100.00% Weighted cost of debt (pre-tax) 6.65% After tax cost of debt: Kd = Kb (1-t) Borrowing rate (Kb) (5) 6.65% Tax rate (t)(6) 0.00% After tax cost of debt(Kd) 6.65%

Income Approach - Discounted Cash Flow (cont.) Weighted Average Cost of Capital (WACC) calculation Capital Weighted Structure Cost cost Debt 60.00% 6.65% 3.99% Equity 40.00% 27.92% 11.17% Weighted average cost of capital (rounded) 15.20%

Asset-Based Approach Based on December 31, 2007 data, Levcor's common equity was negative. As such, with this approach, the Company's common stock had little or no value: ($000) Cash $46 Accounts Receivable 2,383 Inventories 4,715 Other Current Assets 139 Net Fixed Assets 1,720 Goodwill 2,543 Other Assets 378 Total Assets 11,924 Revolving Loan and Current Maturities of Long Term Debt 4,721 Trade Accounts Payable 1,346 Pension Liabilities 1,920 Other Current Liabilities 544 Environmental Liabilities 1,287 Long Term Debt (Less Current Maturities) 4,211 Stockholder Loans Plus Accrued Interest 989 Mandatorily Redeemable Preferred Stock plus Accumulated dividends 5,142 Total Liabilities 20,160 Net Deficit ($8,236)

Fair Value Summary ($ per share amounts) Valuation Approach Value Indication Market Approaches Market Price of Levcor Common Stock $0.20 Plus: Premium 19.5% $0.04 Total $0.24 Guideline Public Company Method $0.00 Comparable Acquisitions $0.00 Income Approach Capitalized Free Cash Flow $0.00 Discounted Cash Flow $0.00 Asset-based Approach Net Book Value per Share of Levcor Common Stock $0.00 Under the valuation approaches employed, Levcor had a fair value of no more than $0.24 per share on May 19, 2008.